Exhibit 99.1

NYSE, TSX: NTR	News Release

February 26, 2019

Nutrien Comments on Speculation Regarding Ruralco

Saskatoon, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) (Nutrien) notes speculation about potential corporate activity between Ruralco Holdings Limited (ASX: RHL) (Ruralco) and Nutrien following the recent trading halt of Ruralco securities on the Australian Stock Exchange.

Nutrien confirms that its Landmark business is engaged in discussions with Ruralco regarding a potential transaction.

No decision has been made as to whether to proceed with the transaction, no agreement has been reached, and there can be no assurance that any transaction will result from these discussions. Any potential transaction would be subject to the parties negotiating and entering into a definitive agreement and satisfying its conditions.

Nutrien will not comment further, or in any detail with respect to any potential transaction.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

About Landmark

Landmark has been part of rural Australia and its agricultural industry for more than 150 years and has a strong track record of investment, which has increased since its acquisition by Nutrien. Landmark provides solutions to farmers through a national network that services 100,000 clients in over 200 locations. Landmark’s team of experts are committed to a core mission of adding profitably and sustainability to the Australian farmer. Landmark operates across merchandise, proprietary products, livestock, wool, real estate, insurance, finance and fertiliser.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: Nutrien’s future capital requirements; market and general economic conditions; demand for Nutrien’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. In addition, as noted above, no agreement with respect of a potential transaction between Nutrien and Ruralco has been finalized and there can be no assurances that any transaction will be agreed to.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable laws.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com

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